EXECUTIVE COMPENSATION COMMITTEE
                      INTERLOCKS AND INSIDER PARTICIPATION

         None of the members of the Executive Compensation Committee is an employee of the Company.

         A. James Clark. As described below, A. James Clark, who is a member of the Executive Compensation Committee, owns interests in certain entities that, during 1996, were parties to certain transactions involving the Company.

         Carr Real Estate Services, Inc. provides management and leasing services to properties owned by partnerships in which A. James Clark and/or Clark Enterprises, Inc. have interests. Carr Services, Inc. received revenue of $.5 million for 1996 from partnerships in which A. James Clark and/or Clark Enterprises, Inc. have interests.

         Wholly-owned subsidiaries of Clark Enterprises, Inc. have provided construction services to the Company. In connection with these services, the subsidiaries received payments from the Company of $1.3 million for 1996, excluding payments described in the next paragraph. These amounts included amounts paid by these subsidiaries for materials and to sub-contractors.


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         On September 26, 1994, the Company and Cousins Properties Incorporated
entered into a joint venture ("CC-JM II Associates") to develop and own a new office building to be located in McLean, Virginia. Mr. Clark was a limited partner in the partnership which sold the land to CC-JM II Associates for a purchase price of $2.1 million. A wholly-owned subsidiary of Clark Enterprises, Inc. provided construction services to the joint venture pursuant to an $18 million contract and, for the year ended December 31, 1996 received payments from the Company, including change orders, of $1.8 million.

         J. Marshall Peck. As described below, J. Marshall Peck, who is a member of the Executive Compensation Committee, is a Managing Director of Security Capital Investment Research Incorporated, which, as described below, during 1996, was a party to certain transactions involving the Company.

         During 1996, payments of $1.1 million were made to Security Capital Investment Research Incorporated, an affiliate of US Realty, for services rendered in connection with the acquisition of operating and development properties.

         The Company paid Security Capital Markets Group, Inc., an affiliate of US Realty, a placement fee of $.4 million in 1996 for services rendered in connection with the sale of 1,740,000 shares of Series A Cumulative Convertible Redeemable Preferred Stock issued in October 1996.